1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 24, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

Reference is made to the Company's announcement dated 20 July 2007 (the "Announcement") in relation to, among others, the Merger Proposal and the Merger Agreement. Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Announcement.

The following documents have been posted on the website of the Shanghai Stock Exchange (www.sse.com.cn) since 23 July 2007:

1.	Explanations on Proposal for Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

2.	Agreement on Merger by Absorption of Baotou Aluminum Co., Ltd. by Aluminum Corporation of China Limited.

3.	Summary of the Explanations on Proposal for Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

4.	Financial Advisor's Report on Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited by Way of Share Exchange.

5.	Letter of Independent Directors on Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

6.	Pro Forma Consolidated Accounting Statements and Audit Report of Aluminum Corporation of China Limited for year 2006.

7.	Legal Opinions Issued by Beijing Jiayuan Law Firm Regarding Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

8.	Report of the Change in Equity Interests of Aluminum Corporation of China Limited in Summary Form.

The above documents have also been posted on the Chinese version of the Company's "Information Search" on the website of the Hong Kong Stock Exchange (www.hkex.com.hk) since 23 July 2007.

This announcement is made pursuant to Rule 13.09(2) of the Hong Kong Listing Rules.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, 23 July 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary